

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Glenn Coleman
Chief Financial Officer
DENTSPLY SIRONA Inc.
13320 Ballantyne Corporate Place
Charlotte, NC 28277

   Re: DENTSPLY SIRONA Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed March 1, 2023
     File No. 000-16211

Dear Glenn Coleman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services